

03054711


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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|---|---|
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Amended

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

(A)

| SEC FILE NUMBER |
|---|
| 8- 35875 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNELL SECURITIES CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CONNELL DRIVE
(No. and Street)

BERKELEY HEIGHTS (City) NEW JERSEY (State) 07922 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DUANE CONNELL (908) 673-3700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

787 SEVENTH AVENUE (Address) NEW YORK (City) NEW YORK (State) 10019 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING RECEIVED APR 0 2 2003 WASH., D.C.

PROCESSED APR 2 1 2003 THOMSON FINANCIAL


| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*




**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH**

I, Duane Connell, swear that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Connell Securities Corporation, as of December 31, 2002, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

President
Title

Subscribed and sworn
to before me this
27 day of February 2003

[signature]
Notary Public

JANET ACCARDI
NOTARY PUBLIC OF NEW JERSEY
[illegible]
[illegible]

# Connell Securities Corporation

## Financial Statements and Supplementary Information

December 31, 2002

This report contains (check all applicable boxes):

(x) a. Facing page
(x) b. Statement of Financial Condition
(x) c. Statement of Operations
(x) d. Statement of Cash Flows
(x) e. Statement of Changes in Stockholder's Equity
( ) f. Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) g. Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
( ) h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) I. Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) j. A reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) l. An Oath of Affirmation
( ) m. A Copy of the SIPC Supplementary Report
( ) n. Supplementary Report of Independent Accountants
( ) o. Schedule of Segregation Requirements and Funds in Segregation Customers' Regulated Commodity Futures Accounts
(x) p. Independent Auditor's Report on Internal Control



■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Board of Directors and Stockholders
Connell Securities Corporation

We have audited the accompanying statement of financial condition of Connell Securities Corporation as of December 31, 2002, and the related statements of operations, stockholder's equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connell Securities Corporation at December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule titled "Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchanges Commission" is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 30, 2003

**CONNELL SECURITIES CORPORATION**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2002**

## Assets

| | |
|---|---|
| Cash | $ 96,079 |
| Due from parent | 10,322 |
| Total assets | $ 106,401 |

## Liabilities and Stockholder's Equity

| | |
|---|---|
| Accounts payable - Parent | $ - |
| Stockholder's equity: | |
| Common stock, at stated value; 1,000 shares authorized and 10 shares issued and outstanding | 10,000 |
| Retained earnings | 96,401 |
| Total stockholder's equity | 106,401 |
| Total liabilities and stockholder's equity | $ 106,401 |

## CONNELL SECURITIES CORPORATION
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Fee income | $ 70,000 |
| Operating expenses | 72,308 |
| Net loss before provision for income taxes | (2,308) |
| Provision for income taxes | 480 |
| Net loss | $ (2,788) |

The accompanying notes are an integral part of these financial statements

**CONNELL SECURITIES CORPORATION**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2002**

| | |
|---|---|
| *Cash flows from operating activities:* | |
| Net loss | $ (2,788) |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Increase due from parent | (9,886) |
| Cash used in operating activities | (12,674) |
| Cash at beginning of year | 108,753 |
| Cash at end of year | $ 96,079 |

The accompanying notes are an integral part of these financial statements

## CONNELL SECURITIES CORPORATION
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Balance, December 31, 2001 | $ 10,000 | $ 99,189 | $ 109,189 |
| Net loss | | (2,788) | (2,788) |
| Balance, December 31, 2001 | $ 10,000 | $ 96,401 | $ 106,401 |

The accompanying notes are an integral part
of these financial statements

# CONNELL SECURITIES CORPORATION
# NOTES TO FINANCIAL STATEMENTS

## *NOTE 1 - ORGANIZATION*

Connell Securities Corporation (the "Company") is a wholly owned subsidiary of The Connell Company (the "Parent"). The Company advises and obtains financing for customers who participate in leveraged lease transactions. The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and the New Jersey Bureau of Securities ("NJBS") and is a member of the National Association of Securities Dealers, Inc.

## *NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

The Company maintains its books and records on the accrual basis. Fee revenue is recognized at the time the financing transaction is completed and the income is reasonably determinable.

## *NOTE 3 – USE OF ESTIMAES*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## *NOTE 4 - RELATED PARTY TRANSACTIONS*

The Company does not have any employees. The Parent provides these services and bills the Company at an hourly rate for hours worked on behalf of the Company. In addition, the Parent pays the Company's direct costs and is then reimbursed by the Company. These expenses totaled $72,308 for the year.

## *NOTE 5 - INCOME TAXES*

The Company is included in the Parent's consolidated federal income tax return. Provision for income tax expense in the statement of operations is computed as if the Company filed a separate return.

## *NOTE 6 - NET CAPITAL REQUIREMENTS*

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. In addition, NJBS requires that the Company maintain net capital of $10,000.

At December 31, 2002 the Company's net capital of $96,079 exceeded the SEC and NJBS required net capital by $91,079 and $86,079 respectively.

*SUPPLEMENTARY INFORMATION*

SUPPLEMENTARY
SCHEDULE I

# CONNELL SECURITIES CORPORATION
# COMPUTATION OF NET CAPITAL UNDER RULE 15 c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
# AS OF DECEMBER 31, 2002

| | |
|---|---|
| *NET CAPITAL:* | |
| Total stockholder's equity | $106,401 |
| Total capital | $106,401 |
| Deduction: | |
| Nonallowable assets | 10,322 |
| Net capital | $ 96,079 |
| AGGREGATE INDEBTEDNESS (A.I.) | $ - |
| *COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:* | |
| 1. Minimum net capital required (6.67% of total A.I.) | $ - |
| 2. Minimum dollar net capital requirement of broker/dealer | $ 5,000 |
| Net capital requirement (greater of 1 or 2) | $ 5,000 |
| Excess net capital | $ 91,079 |
| AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0 |

There are no material differences between the audited computation above and the computation of Net Capital included in the unaudited FOCUS filing.



■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors and Shareholders
Connell Securities Corporation

In planning and performing our audit of the financial statements of Connell Securities Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3(a)(5) because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives, Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ernst & Young LLP

January 30, 2003